UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LOS ALTOS VENTURES CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000-56769	39-2522950
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

55 NE 5th Ave., Suite 401

Boca Raton, Florida 33432
(Address of Principal Executive Offices, including Zip Code)

+1-561 464-2841
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: April 30, 2026

Los Altos Ventures Corp.

55 NE 5th Ave., Suite 401

Boca Raton, Florida 33432
Tel: +1-561 464-2841

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

April 30, 2026

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Los Altos Ventures Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF LOS ALTOS VENTURES CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Los Altos Ventures Corp., 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432; Telephone: +1-561 464-2841.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Boca Raton, Florida

April 30, 2026

INTRODUCTION

This Information Statement is being mailed on or about April 30, 2026, to the holders of record as of April 30, 2026, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Los Altos Ventures Corp., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed, wholly-owned subsidiary of the Company (“Merger Sub”), and Matternet, Inc., a privately held Delaware corporation (“Matternet”), pursuant to which Merger Sub would merge with and into Matternet, with Matternet continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Matternet and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “Matternet, Inc.” and Matternet intends to change its name to Matternet Operating, Inc..

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of Matternet will be converted into shares of our Common Stock, such that the holders of Matternet equity before the proposed Merger will own approximately 89.49% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

Upon the closing of the Merger, $6,000,000 outstanding principal amount of Matternet’s 10% Secured Convertible Promissory Notes (the “Bridge Notes”) issued in March 2026, will convert into shares of Common Stock at a conversion price of $2.40 per share (2,500,000 shares), and investors in the Bridge Notes will receive warrants to purchase a number of shares of Common Stock equal to the number of shares of Common Stock into which the Bridge Notes are converted (2,500,000 shares), with an exercise price per share of $3.00, with a term of five (5) years (the “Bridge Warrants”).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will appoint Chris Dawson, Sanjay Kotte, Laurence J. Marton, M.D., Saurabh Ranjan and Andreas Raptopoulos, as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be agreed-upon or executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following the execution and consummation of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of April 30, 2026, there were 10,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Matternet, at the Effective Time of the Merger, Matternet will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

In addition, under Rule 145a of the Securities Act, the Merger would be deemed to involve an offer and sale of shares of our Common Stock to you. These transactions will also not be registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Rule 506(b) of Regulation D promulgated by the SEC thereunder.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will appoint Chris Dawson, Sanjay Kotte, Laurence J. Marton, M.D., Saurabh Ranjan and Andreas Raptopoulos to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction or waiver of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Matternet prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	49	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	63	Director

Ian Jacobs has served as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director since inception in June 2025. Mr. Jacobs has also served as President, Chief Executive Officer, Chief Financial Officer, Secretary, and as a Director of Primus Acquisition Inc. since October 2025, of Range Acquisition Corp. since July 2025, and of Var Acquisition Corp. since June 2025. Mr. Jacobs previously served as the President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 to September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 to April 2018, of Peninsula Acquisition Corporation, subsequently known as Transphorm, Inc. [formerly Nasdaq: TGAN; acquired by Renesas Electronics Corporation TYO: 6723], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, subsequently known as Augmedix, Inc. [formerly Nasdaq: AUGX; acquired by Commure, Inc.], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc. [formerly OTCQB: ODII], from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [Nasdaq: SMTK], from May 2020 to February 2021, of Parc Investments, Inc., now known as Aeluma, Inc. [Nasdaq: ALMU], from August 2020 to June 2021, of Laffin Acquisition Corp., now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 to October 2021, of Perfect Moment Ltd. [NYSE American: PMNT] from January 2021 to March 2021, of Patricia Acquisition Corp., now known as Serve Robotics Inc. [Nasdaq: SERV], from November 2020 to July 2023, of Venetian-1 Acquisition Corp., now known as Lomond Therapeutics Holdings, Inc., from September 2021 to November 2024, of Aspen-1 Acquisition Inc., now known as Deep Isolation Nuclear, Inc. from December 2021 to July 2025, of Surfside Acquisition Inc., now known as Deep Fission, Inc., from December 2021, to September 2025, and of Orielle Acquisition Corp. from January 2025 to April 2026. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth, early-stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early-stage companies will be beneficial to the Company as it seeks to identify a business combination target, which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a Director of the Company since inception in June 2025. Mr. Tompkins has also served as a Director of Primus Acquisition Inc. since October 2025, of Range Acquisition Corp. since July 2025, and of Var Acquisition Corp. since June 2025. Mr. Tompkins previously served as a Director of Max-1 Acquisition Corporation, now known as Exicure, Inc. [Nasdaq: XCUR], from February 2017 to September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc. [Nasdaq: AMST], from April 2017 to April 2018, of Peninsula Acquisition Corporation, subsequently known as Transphorm, Inc. [formerly Nasdaq: TGAN; acquired by Renesas Electronics Corporation TYO: 6723], from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc. [Nasdaq: CMPX], from March 2018 to June 2020, of Malo Holdings Corporation, subsequently known as Augmedix, Inc. [formerly Nasdaq: AUGX; acquired by Commure, Inc.], from December 2018 to October 2020, of Odyssey Semiconductor Technologies, Inc. [formerly OTCQB: ODII], from April 2019 to June 2019, of Parasol Investments Corporation, now known as SmartKem, Inc. [Nasdaq: SMTK], from May 2020 to February 2021, of Parc Investments, Inc., now known as Aeluma, Inc [Nasdaq: ALMU], from August 2020 to June 2021, of Laffin Acquisition Corp., now known as Guerrilla RF, Inc. [OTCQX: GUER], from November 2020 to October 2021, of Perfect Moment Ltd. [NYSE American: PMNT] from January 2021 to March 2021, of Patricia Acquisition Corp., now known as Serve Robotics Inc. [Nasdaq: SERV], from November 2020 to July 2023, of Venetian-1 Acquisition Corp., now known as Lomond Therapeutics Holdings, Inc., from September 2021 to November 2024, of Aspen-1 Acquisition Inc., now known as Deep Isolation Nuclear, Inc., from December 2021 to July 2025, of Surfside Acquisition Inc., now known as Deep Fission, Inc., from December 2021, to September 2025, and of Orielle Acquisition Corp. from January 2025 to April 2026. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth, early-stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early stage companies is beneficial to the Company as it seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and to serve as executive officers with the positions named below:

Name	Age	Positions
Expected Executive Officers
Andreas Raptopoulos	52	Chief Executive Officer and Director
Alexander Norman-Elvenich	34	Chief Operating Officer
Jason Secore	45	Chief Financial Officer
Expected Directors
Chris Dawson	57	Director
Sanjay Kotte	43	Director
Laurence J. Marton, M.D.	82	Director
Saurabh Ranjan	56	Director

Expected Executive Officers

Andreas Raptopoulos founded Matternet and has served as Matternet’s Chief Executive Officer and a member of our Board of Directors since 2011. From 2006 to 2010, Mr. Raptopoulos served as founder and Chief Executive Officer of Future Acoustic LLP, a company which developed and licensed technology in the field of adaptive sound environments. From 2001 to 2006, Mr. Raptopoulos served as founder and Director of Aylo Ltd, a London-based design studio focused on the invention of new technologies in the field of adaptive architecture. Mr. Raptopoulos holds a Master of Arts in Industrial Design Engineering from the Royal College of Art, a Diploma of Imperial College in Industrial Design Engineering from Imperial College London, and a Diploma in Mechanical Engineering from the University of Patras, Greece. Mr. Raptopoulos is named as lead inventor on 18 Matternet patents and patent applications.

Alexander Norman-Elvenich has served as Matternet’s Chief Operating Officer since October 2025. Mr. Norman-Elvenich has held various leadership roles at Matternet since 2017, including Head of Global Flight Operations and Services, supporting the establishment of Mattenet’s commercial drone operations, leading key regulatory work across multiple jurisdictions, and overseeing international operations and expansion into new markets. Since 2018, Mr. Norman-Elvenich has served as a Lecturer at ENAC (École Nationale de l’Aviation Civile) in France. Prior to joining Matternet, Mr. Norman-Elvenich held engineering roles at Airbus and other aviation companies, where he focused on aircraft systems design, testing, and operational support. Mr. Norman-Elvinich holds a Master of Science (M.Sc.) in Aerospace Engineering from FH Joanneum in Austria and an Advanced Master (M.S.) in Aerospace Project Management from ISAE-SUPAERO, ENAC, and École de l’Air in France.

Jason Secore has served as Matternet’s Chief Financial Officer since February 2023. From 2022 to 2023, Mr. Secore was employed by Resources Connection, Inc. (d/b/a RGP), a publicly traded professional services company, where he served as a Chief Financial Officer and advisor to client companies. From 2020 to 2021, Mr. Secore served as Treasurer and Head of Investor Relations of Arconic Inc., a Fortune 500 publicly traded company. From 2016 to 2020, Mr. Secore served as Treasurer and Head of Investor Relations of AAR Corp., a Fortune 1000 publicly traded company. From 2012 to 2016, Mr. Secore held various finance leadership roles at Republic Airways Holdings Inc., a Fortune 1000 publicly traded company, most recently serving as Vice President of Finance and Treasurer. Mr. Secore holds an M.S. in Agricultural and Natural Resource Economics from the University of California, Davis and an M.B.A. from IE Business School (formerly Instituto de Empresa), Madrid, Spain. Mr. Secore is a certified public accountant (inactive) in Illinois.

Expected Directors

Chris Dawson has served on Matternet’s board of directors since 2024. Since 2026, Mr. Dawson has served as co-founder and chief executive officer of Catalyx Home Services. From 2025 to 2026, Mr. Dawson served as president of growth initiatives at Palmetto, having previously served as an advisor since 2023. From 2022 to 2025, Mr. Dawson served as a senior advisor in McKinsey & Company’s sustainability practice. From 2017 to 2021, Mr. Dawson served as chief operating officer of Sunrun. Mr. Dawson holds a BCOMM from Queen’s University and an M.B.A. from INSEAD.

Sanjay Kotte has served on Matternet’s board of directors since 2026.  Since 2025, Mr. Kotte has served as Chief Commercial Officer of Robinhood Money. From 2018 to 2025, Mr. Kotte served as Head of Strategic Partnerships of DoorDash.  From 2017 to 2018, Mr. Kotte served as Co-Founder and Chief Executive Officer of Piggybak.  From 2008 to 2017, Mr. Kotte served in various investment banking roles at J.P. Morgan Securities, most recently from 2016 to 2017 as Executive Director.  Mr. Kotte holds a B.B.A. in finance and management from Emory University as well as an M.B.A. and J.D. from The University of Michigan.

Laurence J. Marton, M.D. has served on Matternet’s board of directors since 2018.  Dr. Marton has served as a consultant to industry and to nonprofit, government, and academic institutions for over three decades. Dr. Marton is a prominent expert in drug development, polyamine metabolism, and cancer research, and currently serves on the boards of several privately and publically held life science companies.  Dr. Marton is an Emeritus Board Member of the American Association for Cancer Research Foundation and serves on the Cancer Commons Board.  Previously, Dr. Marton was Dean of the University of Wisconsin Medical School and Chaired the Department of Laboratory Medicine at University of California, San Francisco, where he was a Professor in the Departments of Laboratory Medicine and Neurological Surgery. Dr. Marton holds an M.D. from the Albert Einstein College of Medicine.

Saurabh Ranjan has served on Matternet’s board of directors since 2025. Since 2015, Mr. Ranjan has served as the founding managing partner of Cerracap Impact Venture Capital. From 2004 to 2015, Mr. Ranjan served as the Chief Operating Officer at UST Global, a systems integrator. Mr. Ranjan holds a certification in human resource and law from University California, Irvine, a M.A. from Delhi University, and an M.B.A. from the Institute of Management Technology (IMT), India.

Family Relationships and Other Arrangements

There are no family relationships among our proposed directors and executive officers. All of the proposed directors would be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will consist of five (5) authorized directors as of immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we expect that we will amend and restate our Certificate of Incorporation to, among other things, provide that the Board will be divided into three staggered classes of directors, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Laurence J. Marton, M.D. and Saurabh Ranjan will be appointed to serve as Class I directors, with terms expiring at the Company’s first annual meeting of stockholders following the Effective Time. Chris Dawson and Sanjay Kotte will be appointed to serve as Class II directors, with terms expiring at the Company’s second annual meeting of stockholders following the Effective Time. Andreas Raptopoulos will be appointed to serve as a Class III director, with a term expiring at the Company’s third annual meeting of stockholders following the Effective Time. Prior to the Effective Time of the Merger, we expect to distribute among the three classes of directors the individuals proposed to be appointed to the Board.

We expect that our amended and restated Certificate of Incorporation and amended and restated Bylaws to be in effect upon the completion of the Merger will authorize only the Board to fill vacancies on the Board, and any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our Board may have the effect of delaying or preventing changes in control of the Company.

Transactions with Related Persons

Los Altos Ventures Corp.

On June 2, 2025, the Company issued (i) an aggregate of 7,500,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $750 and (ii) an aggregate of 2,500,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $250, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On June 2, 2025, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall not accrue on the outstanding principal amount of the note except if an Event of Default (as defined in the note) has occurred. In the event of an Event of Default, the entire note shall automatically become due and payable (the “Default Date”) and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of December 31, 2025, the total amount due under the note was $30,000.

The Company currently uses the office space and equipment of its management at no cost.

Matternet, Inc.

As described above, our proposed new members of the Board are Chris Dawson, Sanjay Kotte, Laurence J. Marton, M.D., Saurabh Ranjan and Andreas Raptopoulos, each of whom are directors of Matternet. In addition, Andreas Raptopoulos, Alex Norman and Jason Secore, our proposed Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, respectively, following the Merger, are currently the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, respectively, of Matternet.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Insider Trading Policy

No securities of the Company are publicly traded or listed or quoted on any exchange or quotation system, and all of its outstanding securities are restricted securities (as defined in Rule 144 under the Securities Act) bearing customary legends and restrictions on transfer and are held by two holders, who management believes are familiar with the applicable insider trading laws, rules and regulation; therefore, management believes that insider trading policies and procedures governing the purchase, sale and/or other dispositions of its securities by directors, officers and employees, or the Company itself, are not necessary at this time, and the Company has not adopted any such policies or procedures.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director, as he also serves as an executive officer of the Company. In addition, none of the directors to be elected following the proposed Merger would be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on June 2, 2025, and selected December 31st as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting of shareholders during its last fiscal year ended December 31, 2025. The Board has conducted all of its business and approved all corporate action through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading on a national securities exchange or quoted on an over-the-counter market, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will consist of five directors, Chris Dawson, Sanjay Kotte, Laurence J. Marton, M.D., Saurabh Ranjan and Andreas Raptopoulos.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Los Altos Ventures Corp., 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Matternet, Inc., 355 Ravendale Drive, Mountain View, CA 94043, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the Merger, we expect to adopt a new equity incentive plan and a new employee stock purchase plan proposed by Matternet that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of April 30, 2026, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of April 30, 2026, 10,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	7,500,000	75.0%
Ian Jacobs 55 NE 5th Ave, Suite 401, Boca Raton, Florida 33432	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	2,500,000	25.0%
All directors and executive officers as a group (2 persons)		10,000,000	100.0%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of April 30, 2026, assuming the consummation of the proposed Merger on such date, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and executive officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 38,626,947 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated cancellation of 7,300,000 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, and includes the conversion of the Bridge Notes and issuance of the Bridge Warrants, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o Matternet, Inc., 355 Ravendale Drive, Mountain View, CA 94043.

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% stockholders:
Andreas Raptopaulos(1)	8,350,003	20.3%
Mark Tompkins(2)	4,062,499	10.3%
5G Ventures S.A.(3)	3,771,587	9.7%
Entities Affiliated with Cerracap(4)	2,348,914	6.1%

Expected executive officers and directors:
Alexander Norman-Elvenich(5)	829,355	2.1%
Jason Secore(6)	872,493	2.2%
Chris Dawson(7)	529,870	1.4%
Sanjay Kotta(8)	23,325	* %
Laurence J. Marton, M.D.(9)	540,238	1.4%
Saurabh Ranjan(4)	2,348,914	6.1%
All expected directors and executive officers as a group (7 persons)	13,494,198	30.9%

(1)	Includes 2,440,855 shares underlying options that have vested as of April 30, 2026 or will vest within 60 days of such date. Andreas Raptopaulos is an expected executive officer upon the consummation of the Merger.

(2)	Includes Bridge Warrants to purchase 852,083 shares of Common Stock. The address of Mark Tompkins is App 1, Via Guidino 23, 6900 Lugano-Paradiso, Switzerland.

(3)	Includes 180,030 shares issuable upon exercise of a warrant held by 5G Ventures S.A. (“5G”) in its capacity as Manager of and representing Phaistos Investment Fund. The address of 5G is 83 Marathonodromou Street, 15125 Marousi, Greece.

(4)	Reflects (i) 413,902 shares held by Cerracap Growth Fund I LP, (ii) 784,545 shares held by Cerracap II, LP, (iii) 368,041 shares held by Cerracap International Investments SPC, and (iv) 782,426 shares held by Cerracap Ventures Matternet LLC ((i)-(v) collectively, “Cerracap”). Saurabh Ranjan is Managing Partner of Cerracap and may be deemed to have shared voting and dispositive power with respect to the shares held by Cerracap and as a result may be deemed to have beneficial ownership of such shares. The address of each of these entities is 650 Town Center Drive, Suite # 1870, Costa Mesa, CA 92626.

(5)	Includes 829,355 shares underlying options that have vested as of April 30, 2026 or will vest within 60 days of such date.

(6)	Includes 767,153 shares underlying options that have vested as of April 30, 2026 or will vest within 60 days of such date.

(7)	Includes 529,870 shares underlying options that have vested as of April 30, 2026 or will vest within 60 days of such date.

(8)	Includes 23,325 shares underlying options that have vested as of April 30, 2026 or will vest within 60 days of such date.

(9)	Includes 488,403 shares underlying options that have vested as of April 30, 2026 or will vest within 60 days of such date.

*	Less than 1%.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Los Altos Ventures Corp.

Dated: April 30, 2026	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director